Pepperdine's Online MBA - The Online MBA Program from Pepperdine. No



Debbie Hodges · 3rd

Graphic Designer/Editor/Variable
Data Specialist

Woods Cross, Utah, United States ·

Contact info

361 connections

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 **AlphaGraphics Central Las Vegas**

 **Union College (NE)**

Experience



Graphic Designer
AlphaGraphics Central Las Vegas · Freelance
Dec 2019 – Present · 1 yr 8 mos

Freelance Graphic Designer
Debbie Hodges Creative Services
Feb 2017 – Present · 4 yrs 6 mos



Freelance Graphic Designer
CB SkyShare · Freelance
Jan 2020 – Jul 2021 · 1 yr 7 mos



Order Processor


Klymit
Apr 2017 – Oct 2017 · 7 mos



Director of Marketing and Creative Services
AlphaGraphics Bountiful
Feb 2011 – Feb 2017 · 6 yrs 1 mo

Show 3 more experiences ⌄

Education



Union College (NE)
BS, Business Administration with emphasis in Marketing
2005 – 2009
Activities and Societies: Associated Student Body (Designer),
Business Club, IABC Member

Minored in Graphic Design and Communications. Graduated
Cum Laude.

Campion Academy
2001 – 2005
Activities and Societies: Senior Class Vice President, Junior
Class President



